

September 7, 2011

Via E-mail
Intersections, Inc.
Michael R. Stanfield
Chief Executive Officer
3901 Stonecroft Blvd.
Chantilly, VA 20151

> **Re:** **Intersections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-50580**

Dear Mr. Stanfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that on March 16, 2011, May 5, 2011 and August 9, 2011 you posted your earnings releases on your website. Please tell us how you considered filing these earnings releases under Item 2.02 of Form 8-K.

Form 10-K for Fiscal Period Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

2.      Please amend your filing to include a properly report signed by your independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation, page F-6

3.       We note you recorded a cumulative out-of-period adjustment during the three months ended
         September 30, 2010.  Please tell us what this adjustment relates to and tell us the period(s) in
         which these amounts should have been recorded.  In addition, explain further how you
         considered both the quantitative and qualitative factors outlined in SAB 99 as well as any other
         qualitative factors considered in concluding that these adjustments were not material to any of
         the impacted periods.

Note 18. Commitments and Contingencies

Legal proceedings, page F-30

4.       We note your discussion in both your Form 10-K and subsequent Forms 10-Q regarding the
         various class action complaints filed against the company.  Please clarify for us whether there
         are any probable and reasonably estimable losses related to these contingencies.  Further if
         there is at least a reasonable possibility that a loss may have been incurred, in your next
         periodic filing, either disclose an estimate (or, if true, state that the estimate is immaterial in
         lieu of providing quantified amounts) of the additional loss or range of loss, or state that such
         an estimate cannot be made.  Please refer to ASC 450-20-50.

         If you conclude that you cannot estimate the reasonably possible additional loss or range of
         loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis
         to attempt to develop a range of reasonably possible loss for disclosure and (2) for each
         material matter, what specific factors are causing the inability to estimate and when you expect
         those factors to be alleviated.  We recognize that there are a number of uncertainties and
         potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made
         to develop estimates for purposes of disclosure, including determining which of the potential
         outcomes are reasonably possible and what the reasonably possible range of losses would be
         for those reasonably possible outcomes.

         You may provide your disclosures on an aggregated basis.  Please include your proposed
         disclosures in your response.

Note 21.  Stockholders' Equity

Stock Options, page f-33

5.       We note from your disclosures on page F-13 that you use the simplified method to estimate the
         expected term in your option valuation model. Please tell us whether information is available

Mr. Stanfield
Intersections, Inc.
September 7, 2011
Page 3

from other sources to make more refined estimates of the expected term. If so, explain further why you continue to use the simplified method or tell us when management expects that sufficient information will be available such that use of the simplified method will no longer be necessary. We refer you to Question 6 of SAB Topic 14.D.2.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Data, page 25

6.     We note your non-GAAP measures of customer revenue and marketing and commissions associated with customer revenue, which you indicate normalizes the effect of changes in the mix of indirect and direct marketing arrangements. Please clarify for us, and expand your disclosures in future filings, to further explain this metric and its usefulness to investors. In this regard, it is unclear what the adjustments of "other revenue" and "other commissions paid" relate to and why this information would be beneficial to investors. We refer you to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief